EXHIBITS FOR SUB-ITEM 77C - RWF

Exhibit 77C

The Board of Directors (the "Board") of the Cohen & Steers Worldwide Realty Income Fund, Inc. (the "Fund") initially called a special meeting of shareholders (the "Meeting") to be held on October 22, 2009. The Meeting was called in order to vote on the merger of the Fund with and into Cohen & Steers Quality Income Realty Fund, Inc. (the "Merger"). The Meeting was adjourned until November 24, 2009 in order to solicit additional votes. Shareholders of the Fund, however, did not submit sufficient votes to approve the Merger, and the Meeting was again adjourned until November 27, 2009. On November 27, 2009, the Meeting was adjourned indefinitely with respect to the Fund because shareholders did not submit sufficient votes to approve the Merger.

On December 10, 2009, the Fund's Board determined that the proposed Merger continues to be in the best interests of the Fund and its shareholders and, as such, set a new record date of December 17, 2009 for shareholders to vote at, and called to reconvene the Meeting on February 26, 2010. On February 26, 2010, shareholders approved the Merger by the affirmative vote of a majority of the Fund's outstanding common shares. The number of shares voted with respect to the proposal is as follows:

Common Shares
		Shares
Voted
For		Shares
Voted
Against		Shares Voted Abstain
To elect Directors:
Proposal 1: To approve merger of the Fund with and into Cohen & Steers Quality Income Realty Fund, Inc. in accordance with Maryland General Corporation Law.
8,278,442.459		535,818.660		168,540.753